

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 27, 2023

Dr. John Quisel
Chief Executive Officer
Disc Medicine, Inc.
321 Arsenal Street, Suite 101
Watertown, MA 02472

Re: Disc Medicine, Inc.
Registration Statement on Form S-3
Filed November 20, 2023
File No. 333-275652

Dear Dr. John Quisel:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cindy Polynice at 202-551-8707 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Stephanie Richards, Esq.